GSE Systems, Inc.
1332 Londontown Blvd.
Suite 200
Sykesville, MD 21784

August 19, 2009

VIA EDGAR & FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GSE Systems, Inc. Registration Statement on Form S-3 File No. 333-161121

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, GSE Systems, Inc., a Delaware corporation (“GSE”), hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to 11:00 a.m. (EST) on Friday, August 21, 2009, or as soon thereafter as practicable.

        GSE acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GSE from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GSE may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GSE Systems, Inc.

By:	/s/ John V. Moran

John V. Moran, Chief Executive Officer